Bontan Corporation Inc.

Consolidated Financial Statements

For the Three Months Ended June 30, 2007 and 2006

(Canadian Dollars)

(UNAUDITED – see Notice to Reader dated July 24, 2007)

BONTAN CORPORATION INC.

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements for Bontan Corporation Inc. for the three months ended June 30, 2007 have been prepared by management in accordance with Canadian generally accepted accounting principles, consistently applied. These consolidated financial statements have not been reviewed by the auditors of the Company.

These financial statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the management is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the three months ended June 30, 2007 and the shareholders’ equity as at that date to the extent summarised in Note 13 to the consolidated financial statements.

July 24, 2007

Bontan Corporation Inc.

Consolidated Balance Sheet

(Canadian Dollars)

(Unaudited –see Notice to Reader dated July 24, 2007)

	Note	June 30, 2007	March 31, 2007 (Audited)
Assets
Current
Cash		$ 2,746,939	$ 3,014,928
Short term investments	2(b), 3	3,955,158	3,315,691
Deferred stock based compensation	4	197,628	276,146
Prepaid and other receivables		73,732	66,153
		$ 6,973,457	$ 6,672,918
Liabilities
Current
Accounts payable		$ 35,564	$ 19,052
Accrued liabilities		31,250	29,400
		66,814	48,452
Shareholders' Equity
Capital stock	5	27,778,073	27,667,872
Warrants	6	6,961,152	6,961,152
Contributed surplus		4,069,549	4,069,549
Accumulated other comprehensive income	2(a)	344,011
Deficit		(32,246,142)	(32,074,107)
		6,906,643	6,624,466
		$ 6,973,457	$ 6,672,918

Approved by the Board               ”Kam Shah”             Director        ”Dean Bradley”      Director

                                                           (signed)                                                (signed)

The accompanying notes are an integral part of these financial statements.

Bontan Corporation Inc.

Consolidated Statements of Operations

(Canadian Dollars)

(Unaudited –see Notice to Reader dated July 24, 2007)

Three months ended June 30	Note	2007	2006
Income
Interest		21,656	26,353
Gain on disposal of short term investments		101,635

		123,291	26,353
Expenses
Exchange loss		105,701	171,290
Stock based compensation	4	75,518	125,883
Shareholders information		36,321	36,310
Travel, promotion and consulting		50,570	29,986
Loss on short term investments		-	28,896
Professional fees		6,530	2,919
Communication		2,719	2,669
Office and general		11,660	2,056
Bank charges and interest		397	1,988
Transfer agents fees		1,451	1,521
Rent		1,459	1,486
		295,326	405,004
Net loss for period		(172,035)	(378,651)
Deficit – beginning of period		(32,074,107)	(31,910,064)
Deficit – end of period		(32,246,142)	(32,288,715)

Net Loss per share - Basic and diluted	8	$ (0.01)	$ (0.01)

The accompanying notes are an integral part of these financial statements.

Bontan Corporation Inc.

Consolidated Statements of Cash Flows

(Canadian Dollars)

(Unaudited –see Notice to Reader dated July 24, 2007)

Three months ended June 30	2007	2006
Cash flows from operating activities
Net loss for period	$ (172,035)	$ (378,651)
(Gain) Loss on disposal of short term investments	(101,635)	28,896
Stock based compensation	78,518	125,883
Net change in working capital components
Prepaid and other receivable	(7,579)	(867)
Accounts payable and accrued liabilities	18,362	(118,387)
	(184,369)	(343,126)
Investing activities
Short term Investments	(295,456)	(1,056,636)
Net proceeds from sale of short term investments	101,635	(28,896)
	(193,821)	(1,085,532)
Financing activities
Net advances from shareholders	-	(157)
Common shares issued net of issuance costs	110,201	1,172,813
	110,201	1,172,656
Decrease in cash during period	(267,989)	(256,002)
Cash at beginning of period	3,014,928	3,262,842
Cash at end of period	$ 2,746,939	$ 3,006,840

The accompanying notes are an integral part of these financial statements.

Bontan Corporation Inc.

Consolidated Statement of Comprehensive Income and Accumulated Other

                  Comprehensive Income

(Canadian Dollars)

(Unaudited –see Notice to Reader dated July 24, 2007)

Three months ended June 30	2007	2006
Net loss for period	$(172,035)	$(378,651)
Other comprehensive loss
Unrealised losses on available for sale financial assets arising during the period	$(615,691)	-

Comprehensive loss	$(787,726)	$(378,651)

Accumulated other comprehensive income
Beginning of period	$959,702	-
Other comprehensive loss for period	$(615,691)	-

Accumulated other comprehensive income, end of period	$344,011	-

The accompanying notes are an integral part of these financial statements.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

June 30, 2007 and 2006

(Unaudited –see Notice to Reader dated July 24, 2007)

1.

NATURE OF OPERATIONS

Bontan Corporation Inc. (“the Company”) is a diversified natural resource company that invests in major oil and gas exploration and exploitation projects in countries around the globe through its subsidiary by acquiring joint venture, indirect participation interest and working interest in those projects.

The Company focuses on projects where the other project partners have proven experience in oil and gas exploration, development and distribution.

The Company had no active projects during the three months ended June 30, 2007.

2.

ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

 These unaudited interim financial statements have been prepared on the same basis as the audited financial statements of the Company for the year ended March 31, 2007 and include all adjustments necessary for the fair statement of results of the interim periods.

These interim consolidated financial statements should be read in conjunction with the annual audited financial statements for the year ended March 31, 2007 and the summary of significant accounting policies included therein except for the following new accounting standards, which were adopted as at April 1, 2007.  These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements:

(a)

Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income

The new standard introduces comprehensive income, which consists of net income and other comprehensive income, (“OCI”). For the Company, OCI is currently comprised of the unrealized gains and losses on the Company’s short term investments which are classified as available for sale.

The cumulative changes in OCI are included in accumulated other comprehensive income (“AOCI”), which is presented as a new category within shareholders’ equity in the consolidated balance sheet. The Company’s consolidated financial statements now include a statement of accumulated other comprehensive income, which provides the continuity of the AOCI balance.

(b)

CICA Section 3855, Financial instruments –Recognition and Measurement.

This standard establishes the recognition and measurement criteria for financial assets, liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as “held-for-trading”, “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “other financial liabilities” as defined by the standard. The methods used by the Company in determining the fair value of financial instruments are unchanged as a result of implementing this new accounting standard.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

June 30, 2007 and 2006

(Unaudited –see Notice to Reader dated July 24, 2007)

2.

ACCOUNTING PRINCIPLES AND USE OF ESTIMATES – Continued

Cash is designated as “held-for-trading” and are measured at carrying value, which approximates fair value due, short term investments which are mostly in marketable securities are designated as “available-for-sale”, prepaid and other receivable are designated as “loans and receivable” and are carried at cost. Accounts payable and accrued liabilities are designated as ‘other financial liabilities” and are carried at cost.

(c)

CICA Section 1651 Foreign currency translation

This Standard provides for a new treatment for exchange gains and losses arising from the translation of the financial statements of self sustaining foreign operations. The Standard requires that such translation gains and losses should be recognized in a separate component of other comprehensive income and disclosed in equity section of the balance sheet.

The Company’s only subsidiary, Bontan Oil & Gas Corporation uses US Dollar as a functional currency. However, the subsidiary is not self sustaining but is integrated to Bontan Corporation Inc. Hence translation gains and losses of this subsidiary continue to be charged to income.

3.

SHORT TERM INVESTMENTS

Short-term investments comprise marketable securities, designated as “available-for-sale”.

Short term investments  are stated at fair value based on quoted market prices on the balance sheet as at June 30, 2007 except for the following investments which are stated at cost since their market value was not easily ascertainable as at June 30, 2007 and the management believes that it approximates the cost.

(a)

50,000 preference shares held in a private corporation for a cost of US$50,000.

(b)

500,000 Class A shares held in a private corporation for a cost of US$50,000.

(c)

250,000 common shares in a private corporation for a cost of $50,000 (see also note 9 f))

Based on the management review of the affairs of the above investee companies and discussions with their management, it was concluded that there was no permanent impairment in the carrying costs of these investments.

During the three months ended June 30, 2007, the short term investments had an unrealised loss of $615,691, which has been included in the accumulated other comprehensive income.

Short term investments as at March 31, 2007 are stated at lower of cost and net realisable value and an unrealised gain of $959,702 was not accounted for in the accumulated other comprehensive income.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

June 30, 2007 and 2006

(Unaudited –see Notice to Reader dated July 24, 2007)

4.

DEFERRED STOCK BASED COMPENSATION

Deferred stock option compensation relates to the fair value of shares and options issued under the Company’s Stock compensation Plans to consultants for services that will be performed during the period subsequent to the balance sheet date. Changes during the period were as follows:

	Balance at April 1, 2007	Deferred during period	Expensed during period	Balance at June 30, 2007
Stocks	276,146	-	(78,518)	197,628
	$ 276,146	$ -	$ (78,518)	$ 197,628

	Balance at April 1, 2006	Deferred during period	Expensed during period	Balance at June 30, 2006
Stocks	314,208	14,832	(125,883)	203,157
	$ 314,208	14,832	$ (125,883)	$ 203,157

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

June 30, 2007 and 2006

(Unaudited –see Notice to Reader dated July 24, 2007)

5.

CAPITAL STOCK

(a)

Authorized

Unlimited number of common shares

(b)

Issued

		June 30, 2007		March 31, 2007
		Common		Common
		Shares	Amount	Shares	Amount
Beginning of period		28,430,203	$ 27,667,872	22,757,703	$ 30,585,691
Issued under a private placement		-	-	4,500,000	1,303,126
Warrants issued		-	-	-	(3,810,814)
Warrants issued in settlement of expenses relating to private placement		-	-	-	(609,730)
Expenses relating to private placement		-	-	-	(130,313)
Warrants exercised		315,540	122,446	-	-
Expenses relating to warrants exercised	(i)	-	(12,245)	-	-
Issued under 2003 Consultant Stock Compensation Plan		-	-	42,500	22,406
Issued under 2007 Consultant Stock Compensation Plan		-	-	1,150,000	313,486
Shares cancelled		-	-	(20,000)	(5,980)
		28,745,743	$ 27,778,073	28,430,203	$ 27,667,872

(i)  Expenses relating to warrants exercised related to finder fee payable to Current Capital Corp., a related corporation, at the rate of 10% of the proceeds.

550,000 common shares have not yet been issued under 2007 Consultant Stock Compensation Plan.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

June 30, 2007 and 2006

(Unaudited –see Notice to Reader dated July 24, 2007)

6.   WARRANTS

	June 30, 2007		March 31, 2007
	# of warrants	Fair value	# of warrants	Fair value
Issued and outstanding at beginning of period	13,161,960	6,961,152	5,667,410	2,540,608
Issued during period	-	-	6,500,000	3,810,814
Issued in settlement of finders fee	-	-	1,040,000	609,730
Exercised during period	(315,540)	-	-	-
Expired during period	-	-	(45,450)	-
Issued and outstanding at end of period	12,846,420	$6,961,152	13,161,960	$6,961,152

7.   OPTIONS

Options granted and exercisable at June 30, 2007 were 4,795,000 at a weighted average exercise price of US $0.46.  In addition, 1,000,000 options are reserved for issuance as at June 30, 2007.

No options were granted, exercised or expired during the three months ended June 30, 2007.

8.  LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the period, which were 28,675,383 shares for the three months ended June 30, 2007 (Three months ended June 30, 2006:  27,271,036).

The Company had approximately 12.8 million warrants and 4.8 million options, which were not exercised as at June 30, 2007. Inclusion of these warrants and options in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

9.

COMMITMENTS AND CONTINGENT LIABILITIES

(a)

The Company entered into media relations and investor relations contracts with Current Capital Corp., a shareholder corporation, effective July 1, 2004 initially for a period of one year and renewed automatically unless cancelled in writing by a 30-day notice for a total monthly fee of US$10,000.00

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

June 30, 2007 and 2006

(Unaudited –see Notice to Reader dated July 24, 2007)

9.

COMMITMENTS AND CONTINGENT LIABILITIES - Continued

(b)

The Company entered into a consulting contract with Mr. Kam Shah, the Chief Executive Officer and Chief Financial Officer on April 1, 2005 for a five-year term up to March 31, 2010.  The fee for each of the years is to be decided at the board meeting after the end of the third quarter of the calendar year. The fee for the calendar year ending December 31, 2007 was settled by issuance of 350,000 common shares under 2007 Consultant Stock Compensation Plan.  Further, the contract provides for a lump sum compensation of US$250,000 for early termination of the contract without cause. The contract also provides for entitlement to stock compensation and stock options under appropriate plans as may be decided by the board of directors from time to time.

(c)

The Company entered into a consulting contract with Mr. Terence Robinson, a key consultant and a former Chief Executive Officer, on April 1, 2003 for a six-year term up to March 31, 2009. The contract provides for a monthly fee of $10,000 inclusive of taxes plus reimbursement of expenses and a lump sum compensation of $250,000 for early termination of the contract without cause.  Mr. Robinson accepted 500,000 common shares issued under 2007 Consultant Stock Compensation Plan in lieu of his fees for the year ending December 31, 2007.

(d)

The Company has a consulting contract with Mr. John Robinson expiring in June 2007. Mr. John Robinson is sole owner of Current Capital Corp., a firm with which the Company has an ongoing contract for media and investor relations, and a brother of Mr. Terence Robinson who is a key consultant to the Company and a former Chief Executive Officer of the Company.  On February 8, 2007, the Company renewed the consulting contract with Mr. John Robinson for another year to June 30, 2008.  The consulting fee was agreed to be US$82,000 which was pre-paid by issuance of 300,000 common shares under 2007 Consultant Stock Compensation Plan.  Mr. Robinson will provide services that include monitoring the oil and gas projects and short term investment opportunities that the Company may participate in from time to time.

e)  The Company has agreed to payment of a finder’s fee to Current Capital Corp., a related party, at the rate of 10% of the proceeds from exercise of any of the outstanding warrants. The likely fee if all the warrants outstanding as at June 30, 2007 are exercised will be approximately $608,000.

f)

The Company has subscribed to one million common shares for a total cost of $200,000 of a private Ontario Company whose principal shareholder and director is a brother of the Company’s key consultant, Mr. Terence Robinson. Of the amount subscribed, the Company paid $50,000 as at June 30, 2007 and has committed to pay the balance in instalments to be mutually agreed from time to time.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

June 30, 2007 and 2006

(Unaudited –see Notice to Reader dated July 24, 2007)

10.

RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed below, unless they have been disclosed elsewhere in the financial statements. Comparative figures are for three months ended June 30, 2006.

(i)

Included in shareholders information expense is $33,254 (2006 – $33,800) to Current Capital Corp, (CCC) for media relations services. CCC is a shareholder corporation and a director of the Company provides accounting services as a consultant.

(ii)

CCC charged $1,459 for rent (2006: $1,486).

(iii)

Finders fee of $12,245 (2006: $740,043, of which $130,313 was paid in cash and balance in 1,040,000 warrants exercisable at US$0.35 each) was payable to CCC in connection with warrants exercised. The fee consisted of cash fee at the rate of 10% of the proceeds from the warrants exercised.

(iv)

Business expenses of $7062 (2006 - $2,602) were reimbursed to a director of the corporation and $38,376 (2006: $26,577) to a key consultant and a former chief executive officer of the Company (Key consultant).

(v)

Payable includes $11,158 (2006: $6,584) due to CCC, $10,125 (2006: $3,188) due to the key consultant and $1,431 (2006: $1,507) due to a director.

(vi)

Prepaid and other receivable includes an expense advance of $2,500 to a director.

11.

SEGMENTED INFORMATION

As at June 30, 2007 and 2006, the Company had only one major business segment-

Energy sector: This segment includes the Company’s acquisition of interests in joint ventures and projects relating to exploration and commercial drilling of oil and gas and related products.

The accounting policies of the segments are same as those described in Note 2 of the audited consolidated financial statements for the year ended March 31, 2007.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

June 30, 2007 and 2006

(Unaudited –see Notice to Reader dated July 24, 2007)

11.

SEGMENTED INFORMATION - Continued

Geographic Information

The Company operates from one location in Canada. Its assets are located as follows:

	June 30, 2007	March 31, 2007

Canada	$ 6,973,457	$ 6,557,628
USA	-	115,290

	$ 6,973,457	$ 6,672,918

12.

FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISKS

The fair value for all financial assets and liabilities is considered to approximate their carrying values due to their short-term nature.

There is an exposure to market price fluctuation risk on the Company’s short term investments in marketable securities which accounted for approximately 57% of total assets of the Company as at June 30, 2007. Further, the Company’s holding in one Canadian marketable security accounted for approximately 50% of the total short term investment in marketable securities or 29% of total assets at June 30, 2007. The management mitigates this risk by daily monitoring of all its investments by experienced consultants.

The Company also has a currency exposure on its US dollar cash balances and marketable securities in US dollar on hand at June 30, 2007, which accounted for approximately 17% of the total assets.

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP").  Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods used in the United States ("US GAAP") and in SEC Regulation S-X are described and quantified below.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

June 30, 2007 and 2006

(Unaudited –see Notice to Reader dated July 24, 2007)

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - Continued

	June 30, 2007			March 31, 2007
	Balance under Canadian GAAP	Adjustment	Balance under US GAAP	Balance under Canadian GAAP	Adjustment	Balance under US GAAP
Balance Sheets

Current assets	$ 6,973,457		$ 6,973,457	$ 6,672,918	959,701	$ 7,632,619
Total assets	$ 6,973,457		$ 6,973,457	$ 6,672,918	959,701	$ 7,632,619

Current Liabilities	66,814		66,814	48,452		48,452
Capital stock	27,778,073		27,778,073	27,667,872		27,667,872
Warrants	6,961,152		6,961,152	6,961,152		6,961,152
Accumulated other comprehensive income	344,041		344,041	0	1,412,673	1,412,673
Contributed surplus	4,069,549		4,069,549	4,069,549		4,069,549
Deficit	(32,246,142)		(32,246,142)	(32,074,107)	(452,972)	(32,527,079)
Liabilities and shareholders' equity	$ 6,973,457		$ 6,973,457	$ 6,672,918	$ 959,701	$ 7,632,619

The impact of significant US GAAP variations on the Consolidated Statement of Operations is as follows:

Three months ended June 30	2007	2006

Net Loss for period, Canadian GAAP	(172,035)	(378,651)
Reclassification of exchange loss(gain) on period end translation of foreign currency items and balances	-	171,290
Loss for year US GAAP	(172,035)	(207,361)
Reclassification of exchange gain(loss) on period end translation of foreign currency items and balances	-	(171,290)
Unrealised gain (losses) on available for sale financial assets arising during period (i)	(615,691)	53,068
Comprehensive loss for year, US GAAP	(787,726)	(325,583)

Basic and diluted loss per share, US GAAP	(0.01)	(0.01)

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

June 30, 2007 and 2006

(Unaudited –see Notice to Reader dated July 24, 2007)

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES -  (Continued)

There was no impact of the above differences between Canadian GAAP and US GAAP on the consolidated statements of cash flows.

(i)

Short-term Marketable securities

As explained in Note 2, CICA introduced a new section 3855 to recognize and measure financial instruments including marketable securities. This revision brings the Canadian GAAP in line with the Statement of Financial Accounting Standard (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, which requires that equity securities that have readily determinable fair values be classified as either available-for-sale or trading securities, and that they be reported at fair market values. For available-for-sale securities, unrealized gains or losses are to be reported as other comprehensive income, a separate component of shareholders’ equity, until realized. All short term investments are classified as “available-for-sale”.

Since the Company implemented the new Canadian standard on a prospective basis with no restatement of prior period financials, the reconciliation is presented to provide comparatives as per US GAAP

New accounting pronouncements

There were no new accounting developments in the US standards that would affect the results of operations or financial position of the Company other than those detailed in the audited consolidated financial statements for the year ended March 31, 2007.